UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 2)*

Definitive Healthcare Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

24477E103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24477E103	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON(S) SE VII DHC AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,811,367
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,811,367

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,811,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 24477E103	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON(S) SE VII DHC AIV Feeder, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,441,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,441,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 24477E103	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON(S) Spectrum VII Investment Managers’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,068
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,068

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 24477E103	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON(S) Spectrum VII Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,723

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,723
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 24477E103	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON(S) Spectrum Equity Associates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,253,024
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,253,024

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,253,024
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 24477E103	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSON(S) SEA VII Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,284,815
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,284,815

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,284,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 24477E103	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Definitive Healthcare Corp. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

492 Old Connecticut Path, Suite 401, Framingham, Massachusetts 01701.

Item 2(a).	Names of Persons Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SE VII DHC AIV, L.P.

SE VII DHC AIV Feeder, L.P.

Spectrum VII Investment Managers' Fund, L.P.

Spectrum VII Co-Investment Fund, L.P.

Spectrum Equity Associates VII, L.P.

SEA VII Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105.

Item 2(c).	Citizenship:

The Reporting Persons are organized under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

24477E103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 24477E103	13G	Page 9 of 13 Pages

Item 4.	Ownership:

(a) – (c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 116,328,089 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed on November 2, 2023. The ownership information assumes the conversion of the Class B common stock, no par value (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SE VII DHC AIV, L.P.	13,811,367	10.6%	0	13,811,367	0	13,811,367
SE VII DHC AIV Feeder, L.P.	1,441,657	1.2%	0	1,441,657	0	1,441,657
Spectrum VII Investment Managers' Fund, L.P.	20,068	<0.1%	0	20,068	0	20,068
Spectrum VII Co-Investment Fund, L.P.	11,723	<0.1%	0	11,723	0	11,723
Spectrum Equity Associates VII, L.P.	15,253,024	11.7%	0	15,253,024	0	15,253,024
SEA VII Management, LLC	15,284,815	12.9%	0	15,284,815	0	15,284,815

SE VII DHC AIV, L.P. is the beneficial owner of 13,811,367 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. SE VII DHC AIV Feeder, L.P. is the beneficial owner of 1,441,657 shares of Class A Common Stock. Spectrum VII Investment Managers’ Fund, L.P. is the beneficial owner of 20,068 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. Spectrum VII Co-Investment Fund, L.P. is the beneficial owner of 11,723 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock.

Spectrum Equity Associates VII, L.P. is the general partner of SE VII DHC AIV, L.P. and SE VII DHC AIV Feeder, L.P. and as a result may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by SE VII DHC AIV, L.P. and SE VII DHC AIV Feeder, L.P. SEA VII Management, LLC is the general partner of each of Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Spectrum Equity Associates VII, L.P., and as a result may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by the foregoing entities. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by the Reporting Persons. Each of the foregoing individuals disclaims beneficial ownership of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 24477E103	13G	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2024

SE VII DHC AIV, L.P.

By:	Spectrum Equity Associates VII, L.P.
its general partner

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

SE VII DHC AIV Feeder, L.P.

By:	Spectrum Equity Associates VII, L.P.
its general partner

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

Spectrum VII Co-Investment Fund, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

CUSIP No. 24477E103	13G	Page 11 of 13 Pages

Spectrum Equity Associates VII, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

CUSIP No. 24477E103	13G	Page 12 of 13 Pages

Exhibit 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 9th day of February, 2024.

SE VII DHC AIV, L.P.

By:	Spectrum Equity Associates VII, L.P.
its general partner

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

SE VII DHC AIV Feeder, L.P.

By:	Spectrum Equity Associates VII, L.P.
its general partner

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

CUSIP No. 24477E103	13G	Page 13 of 13 Pages

Spectrum VII Co-Investment Fund, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

Spectrum Equity Associates VII, L.P.

By:	SEA VII Management, LLC
its general partner

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo
Carolina A. Picazo
Chief Administrative Officer & Chief
Compliance Officer